BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS 60606

Telephone  (312) 984-3100

Facsimile  (312) 984-3150

November 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  Jessica Livingston

Re:	First Business Financial Services, Inc.
Registration Statement on Form S-1/A
Filed November 27, 2012
File No. 333-184690

Dear Ms. Livingston:

On behalf of First Business Financial Services, Inc. (the “Company”), we hereby submit the following responses to the comments contained in the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated November 29, 2012, to Corey A. Chambas, President and Chief Executive Officer of the Company, with respect to the above-referenced filing.  Today, the Company filed, via EDGAR, Amendment No. 2 to Form S-1 that contains the Company’s responses to the staff’s comments.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the comment letter.

Prospectus Cover Page

1.              Revise the first paragraph to disclose that this is the company’s first registered public offering. Alternately, indicate in the first paragraph of the Summary.

The Company added disclosure on page 1 of the prospectus to indicate that this is the Company’s first underwritten registered public offering.

2.              Revise to name the lead underwriter. See Item 501(b)(8) of Regulation S-K.

The Company added a caption under “Stifel Nicolaus Weisels” on the cover of the prospectus indicating that it is the “Sole Book-Running Manager”.  Additionally, in the “Underwriting” section on page 100, it is noted that Stifel, Nicolaus & Company, Incorporated is the representative of the underwriters pursuant to the underwriting agreement, a form of which was filed with Amendment No.1 to Form S-1.

Prospectus Summary, page 1

3.              Revise to disclose whether officers and directors currently intend to purchase shares in the offering, and, if so, will they maintain their 16% stake. If it is expected their combined stake will be increased or decreased, so state.

The Company added the requested disclosure on page 6 of the prospectus.

*     *     *     *     *

The Company believes the foregoing provides a complete response to the staff’s letter dated November 29, 2012.  We greatly appreciate your prompt review of and assistance with this response.  Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Robert M. Fleetwood

Robert M. Fleetwood

Enclosures

cc:                                Corey A. Chambas, First Business Financial Services, Inc.

Barbara M. Conley, First Business Financial Services, Inc.